[redacted]

SECURITIES V N

08032124

SEC
Mail Processing
Section

AUG 27 2008

Washington, DC
103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 AND ENDING 06/30/2008
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTA VISTA FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad	CA	92009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 08 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Vista Financial, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAM CINQUE
Commission # 1802747
Notary Public - California
San Diego County
My Comm. Expires Jun 20, 2012

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENT
AND SUPPLEMENTAL INFORMATION

Alta Vista Financial, Inc.

June 30, 2008

PKF

Alta Vista Financial, Inc.
Year Ended June 30, 2008

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

Report of Independent Auditors'

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Alta Vista Financial, Inc. as of June 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Alta Vista Financial, Inc. as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PKF

San Diego, California
August 25, 2008

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Alta Vista Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2008

ASSETS

Cash	$	194,492
Income tax receivable		30,208
Deferred tax assets		21,543
Other assets		2,167
Total assets	$	248,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	6,831
Accrued liabilities		16,681
Total liabilities		23,512
Stockholders' equity:		
Common stock		1,000
Additional paid in capital		200,000
Retained earnings		23,898
Total stockholders' equity		224,898
Total liabilities and stockholders' equity	$	248,410

The accompanying notes are an integral part of the statement of financial condition

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alta Vista Financial, Inc., (the "Company"), was incorporated in California on June 2, 2004 and began operations January 1, 2006. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of FINRA, the Financial Industry Regulatory Authority, Inc.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions located in California. The Federal Deposit Insurance Corporation insures accounts at these institutions up to $100,000. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation (SIPC) insures the account up to $100,000 at this institution. At June 30, 2008, the Company had uninsured cash balances of $50,543 at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Revenue Recognition

The company records underwriting fee income and related expenses upon the closing of a security offering in which the company acts as underwriter. Recording of other brokerage fees and related expenses occur at closing of transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required, under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2008, the Company had net capital, as defined, of $170,980, which is $70,980 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 0.14 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 3 - INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of Company assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from tax limitations on deductions of Charitable Contributions.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax asset:		
Contribution carryforward	$	14,709
State taxes		2,794
NOL		4,040
Net total deferred tax asset		21,543
Valuation allowance deferred tax asset		-
Net deferred tax assets	$	21,543

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income.

The effective tax rate varied form the federal statutory rate of 34% for the year ended June 30, 2008 primarily as a result of non deductible meal and entertainment expenses and the surtax exemption.

NOTE 4 - COMMITMENTS

The Company leases its current office space under an operating lease that expires May 31 2014.

Minimum future rental under this lease for the years ended June 30, are as follows:

2009	$	21,465
2010		21,465
2011		21,465
2012		21,465
2013		21,465
Thereafter		19,676
	$	127,001

SUPPLEMENTAL INFORMATION

Alta Vista Financial, Inc.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2008

NET CAPITAL	
Total stockholders' equity	$ 224,898
	224,898
Deductions:	
Accounts receivable and other	53,918
Total deductions	53,918
Net capital before haircuts on securities positions	170,980
Haircuts on securities	-
Net capital	170,980
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6.66 % of aggregate indebtedness or $100,000, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 70,980
AGGREGATE INDEBTEDNESS	
Total liabilities excluding subordinated loans and liabilities secured by assets	23,512
Total aggregate indebtedness	$ 23,512
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.14 to 1

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS A-15A-5 Part IIA as of June 30, 2008.

Alta Vista Financial, Inc.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2008

A computation of reserve requirement is not applicable to Alta Vista Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Alta Vista Financial, Inc.
SCHEDULE III
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2008

Information relating to possession or control requirements is not applicable to Alta Vista Financial, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

Report of Independent Auditors' on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

In planning and performing our audit of the statement of financial condition of Alta Vista Financial, Inc. (the "Company") for the year ended June 30, 2008, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended June 30, 2008) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be a significant deficiency under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be a significant deficiency as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company for the year ended June 30, 2008, and this report does not affect our report thereon dated August 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

At June 30, 2008, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended June 30, 2008.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

PKF

San Diego, California
August 25, 2008

PKF
Certified Public Accountants
A Professional Corporation

END